UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter 2014 Results and Declares Quarterly Dividend,” dated August 6, 2014.

Exhibit

1.	Press Release dated August 6, 2014

Exhibit 1

Textainer Group Holdings Limited

Reports Second-Quarter Results and Declares

Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) – August 6, 2014 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported second-quarter 2014 results.

Financial and Business Highlights:

•	Utilization increased 2 percentage points during the quarter to end at 95.6 percent, and is currently at 96.3 percent;

•	Lease rental income increased 7.2 percent from the prior year to $123.6 million;

•	Adjusted net income(1) of $40.2 million for the quarter, or $0.70 per share;

•	Declared a quarterly dividend of $0.47 per share;

•	Continued our strong pace of expansion with more than $658 million invested for delivery in 2014 and $598 million of capex year-to-date; and

•	Increased total fleet size by 7 percent year-over-year to 3.1 million Twenty-Foot Equivalent Units (“TEU”).

“We are pleased with our second quarter results. Utilization has increased almost 3% since its low point in the first quarter and this positive trend is continuing into the third quarter,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “Lease rental income grew by 7 percent year over year to $124 million, primarily due to our larger owned fleet.”

“We continue to see pressure on rental rates due to the high level of liquidity among container lessors and the low level of new container prices and interest rates. We also see reduced gains on container sales due to the declines in used container prices. We expect these conditions to continue for the near term. Our profitability was negatively affected by these factors.

We remain the lowest cost operator among our public peers and we have lowered our financing costs. The economies of scale created by our size enable us to grow without adding significantly to our overhead. As a result, we continue to provide above average returns in both good and challenging markets.

“We invested $598 million year-to-date, purchasing more than 314,000 TEU including new, purchase leaseback and previously managed containers. Our fleet has grown by 7 percent over the past 12 months to over 3 million TEU. We believe new container prices are close to the cost of production and that returns on containers purchased at today’s prices can be expected to increase over time as the containers depreciate and especially if interest rates and/or new container prices rise,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q2 QTD			Q2 YTD
	2014	2013	% Change	2014	2013	% Change
Total revenues	$139,538	$130,084	7.3%	$274,960	$258,847	6.2%

Income from operations	$65,473	$72,061	-9.1%	$129,813	$148,131	-12.4%

Net income attributable to Textainer Group Holdings Limited common shareholders	$33,013	$48,815	-32.4%	$92,662	$97,149	-4.6%

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.58	$0.86	-32.6%	$1.62	$1.71	-5.3%

Adjusted net income(1)	$40,155	$46,722	-14.1%	$99,276	$92,962	6.8%

Adjusted net income per diluted common share(1)	$0.70	$0.82	-14.6%	$1.74	$1.64	6.1%

Adjusted EBITDA (1)	$105,718	$106,227	-0.5%	$209,130	$214,767	-2.6%

Average fleet utilization	95.3%	95.1%	0.2%	94.8%	95.4%	-0.6%

Total fleet size at end of period (TEU)	3,059,657	2,860,549	7.0%

Owned percentage of total fleet at end of period	76.7%	74.0%	3.6%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before a $6.4 million charge to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and makes our calculation comparable with some of our public competitors. Accordingly, utilization for the three and six months ended June 30, 2013 was revised to include direct financing and sales-type leases to conform to the current presentation.”

Second-Quarter Results:

Textainer’s second-quarter financial results benefited from higher revenue due to an increase in the average size of the owned container fleet and an increase in utilization for the owned fleet. The Company’s higher revenue for the second quarter was offset by an increase in depreciation expense due to the larger owned fleet, higher interest expense due to the $6.4 million write-off of unamortized debt issuance costs related to the refinancing of debt, lower gains on sale of containers, net and higher direct container expense due to an increase in repair and recovery costs for slow-paying and bankrupt lessees and a larger fleet size, partially offset by higher utilization.

During the second quarter the Company entered into a $500 million term loan, the proceeds of which were primarily used to refinance asset-backed debt. This term loan will further lower Textainer’s funding costs and free up cash to be used for additional container purchases or other purposes. As a result of the recent refinancing, the Company reduced its funding costs by 39 basis points year-over-year. Our average interest rate for the quarter was 3.39% (including interest rate hedging costs and excluding write-off of unamortized debt issuance costs).

Dividend

On July 30, 2014, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on August 27, 2014 to shareholders of record as of August 18, 2014.

Outlook

“During the second quarter we saw a strong increase in container demand which we expect to continue through the third quarter. However, the pressure on rental rates will remain. Returns on new container investments have declined and are unlikely to return to previous levels. We do not expect new or used container prices to increase in the short term. Used container prices could decline further although they appear to be nearing a bottom”, continued Mr. Brewer. “We expect to show improved results in the third quarter as we benefit from the expected continued increase in utilization, booked containers being picked-up and a full quarter of both higher lease-outs and lower funding costs.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Thursday, August 7, 2014 to discuss Textainer’s second quarter 2014 results. An archive of the Webcast will be available one hour after the live call through August 6, 2015. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 37683971. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. Textainer has more than 2 million containers, representing more than 3 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees, sells containers to more than 1,200 customers and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that pressure on rental rates due to the high level of liquidity among container lessors and the low level of new container prices and interest rates will continue for the near term; (ii) Textainer’s belief that the economies of scale created by its size enables it to grow without adding significantly to its overhead; (iii) Textainer’s belief that new container prices are close to the cost of production and that returns on containers purchased at today’s prices can be expected to increase over time as the containers depreciate and especially if interest rates and/or new container prices rise; (iv) Textainer’s expectation that the strong increase in container demand seen during the second quarter will continue through the third quarter; (v) Textainer’s expectation that the pressure on rental rates will remain; (vi) Textainer’s belief that returns on new container investments are unlikely to return to previous levels; (vii) Textainer’s expectation that new or used container prices will not increase in the short term; and (viii) Textainer’s belief that used container prices could decline further although they appear to be nearing a bottom. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2014.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013
Revenues:
Lease rental income		$123,635		$115,370		$244,289		$228,597
Management fees		4,380		4,949		8,781		10,232
Trading container sales proceeds		7,713		2,102		14,553		4,895
Gains on sale of containers, net		3,810		7,663		7,337		15,123

Total revenues		139,538		130,084		274,960		258,847

Operating expenses:
Direct container expense		13,832		10,134		26,114		19,138
Cost of trading containers sold		7,479		1,745		14,554		4,210
Depreciation expense and container impairment		42,125		33,833		82,540		66,516
Amortization expense		905		1,088		1,858		2,175
General and administrative expense		6,533		6,167		13,232		12,604
Short-term incentive compensation expense		812		685		1,507		1,372
Long-term incentive compensation expense		1,652		1,134		3,210		2,214
Bad debt expense, net		727		3,237		2,132		2,487

Total operating expenses		74,065		58,023		145,147		110,716

Income from operations		65,473		72,061		129,813		148,131

Other income (expense):
Interest expense		(26,685)		(20,894)		(48,874)		(42,523)
Interest income		29		31		59		69
Realized losses on interest rate swaps and caps, net		(2,545)		(2,089)		(4,567)		(4,479)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(1,377)		3,981		(861)		6,268
Other, net		(1)		(10)		(8)		(29)

Net other expense		(30,579)		(18,981)		(54,251)		(40,694)

Income before income tax and noncontrolling interest		34,894		53,080		75,562		107,437
Income tax (expense) benefit		(790)		(2,240)		19,515		(6,781)

Net income		34,104		50,840		95,077		100,656
Less: Net income attributable to the noncontrolling interest	(1,091)		(2,025)		(2,415)		(3,507)

Net income attributable to Textainer Group Holdings Limited common shareholders	$33,013		$48,815		$92,662		$97,149

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.58		$0.87		$1.64		$1.73
Diluted	$0.58		$0.86		$1.62		$1.71
Weighted average shares outstanding (in thousands):
Basic	56,687		56,298		56,668		56,266
Diluted	57,136		56,875		57,142		56,840
Other comprehensive income:
Foreign currency translation adjustments		17		(37)		48		(134)

Comprehensive income		34,121		50,803		95,125		100,522
Comprehensive income attributable to the noncontrolling interest		(1,091)		(2,025)		(2,415)		(3,507)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$33,030		$48,778		$92,710		$97,015

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2014 and December 31, 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$102,428	$120,223
Accounts receivable, net of allowance for doubtful accounts of $16,694 and $14,891 in 2014 and 2013, respectively	97,806	91,967
Net investment in direct financing and sales-type leases	73,876	64,811
Trading containers	8,453	13,009
Containers held for sale	28,831	31,968
Prepaid expenses and other current assets	17,651	19,063
Deferred taxes	1,508	1,491

Total current assets	330,553	342,532
Restricted cash	30,863	63,160
Containers, net of accumulated depreciation of $623,058 and $562,456 at 2014 and 2013, respectively	3,397,945	3,233,131
Net investment in direct financing and sales-type leases	221,576	217,310
Fixed assets, net of accumulated depreciation of $8,796 and $8,286 at 2014 and 2013, respectively	1,589	1,635
Intangible assets, net of accumulated amortization of $33,047 and $31,188 at 2014 and 2013, respectively	27,242	29,157
Interest rate swaps, collars and caps	600	1,831
Other assets	13,882	20,227

Total assets	$4,024,250	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$7,132	$8,086
Accrued expenses	9,664	9,838
Container contracts payable	85,490	22,819
Deferred revenue and other liabilities	331	345
Due to owners, net	13,320	12,775
Secured debt facility	8,359	—
Term loan	31,600	—
Bonds payable	29,822	161,307

Total current liabilities	185,718	215,170
Revolving credit facilities	796,210	860,476
Secured debt facilities	1,111,741	808,600
Term loan	468,400	—
Bonds payable	247,193	836,901
Interest rate swaps, collars and caps	3,624	3,994
Income tax payable	6,641	16,050
Deferred taxes	5,678	19,166
Other liabilities	2,973	3,132

Total liabilities	2,828,178	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,712,156 and 56,450,580 at 2014 and 2013, respectively	565	564
Additional paid-in capital	372,671	366,197
Accumulated other comprehensive income	117	69
Retained earnings	770,383	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,143,736	1,097,823
Noncontrolling interest	52,336	47,671

Total equity	1,196,072	1,145,494

Total liabilities and equity	$4,024,250	$3,908,983

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Cash flows from operating activities:
Net income	$95,077	$100,656

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	82,540	66,516
Bad debt expense, net	2,132	2,487
Unrealized losses (gains) on interest rate swaps, collars and caps, net	861	(6,268)
Amortization of debt issuance costs and accretion of bond discount	12,150	5,985
Amortization of intangible assets	1,858	2,175
Amortization of deferred revenue	—	(970)
Gains on sale of containers, net	(7,337)	(15,123)
Share-based compensation expense	3,706	2,557
Changes in operating assets and liabilities	(29,281)	(10,284)

Total adjustments	66,629	47,075

Net cash provided by operating activities	161,706	147,731

Cash flows from investing activities:
Purchase of containers and fixed assets	(289,920)	(376,002)
Proceeds from sale of containers and fixed assets	68,376	58,678
Receipt of payments on direct financing and sales-type leases, net of income earned	34,107	26,561

Net cash used in investing activities	(187,437)	(290,763)

Cash flows from financing activities:
Proceeds from revolving credit facilities	100,440	258,368
Principal payments on revolving credit facilities	(164,706)	(11,218)
Proceeds from secured debt facilities	341,500	34,100
Principal payments on secured debt facilities	(30,000)	(38,000)
Proceeds from term loan	500,000	—
Principal payments on bonds payable	(721,337)	(65,749)
Decrease in restricted cash	32,297	8,935
Debt issuance costs	(2,053)	(5,610)
Issuance of common shares upon exercise of share options	1,503	2,048
Excess tax benefit from share-based compensation awards	1,266	2,291
Capital contributions from noncontrolling interests	2,250	1,838
Dividends paid	(53,272)	(51,209)

Net cash provided by financing activities	7,888	135,794

Effect of exchange rate changes	48	(134)

Net decrease in cash and cash equivalents	(17,795)	(7,372)
Cash and cash equivalents, beginning of the year	120,223	100,127

Cash and cash equivalents, end of period	$102,428	$92,755

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months Ended June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2014 and 2013, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interest (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses (gains) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$33,013	$48,815	$92,662	$97,149
Adjustments:
Write-off of unamortized debt issuance costs	6,424	895	6,424	895
Unrealized losses (gains) on interest rate swaps, collars and caps, net	1,377	(3,981)	861	(6,268)
Impact of reconciling items on income tax expense	(261)	159	(244)	277
Impact of reconciling item on net income attributable to the noncontrolling interests	(398)	834	(427)	909

Adjusted net income	$40,155	$46,722	$99,276	$92,962

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.58	$0.86	$1.62	$1.71
Adjustments:
Write-off of unamortized debt issuance costs	0.11	0.02	0.11	0.02
Unrealized losses (gains) on interest rate swaps, collars and caps, net	0.02	(0.07)	0.02	(0.11)
Impact of reconciling items on income tax expense	—	—	—	—
Impact of reconciling item on net income attributable to the noncontrolling interests	(0.01)	0.01	(0.01)	0.02

Adjusted net income per diluted common share	$0.70	$0.82	$1.74	$1.64

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$33,013	$48,815	$92,662	$97,149
Adjustments:
Interest income	(29)	(31)	(59)	(69)
Interest expense	26,685	20,894	48,874	42,523
Realized losses on interest rate swaps and caps, net	2,545	2,089	4,567	4,479
Unrealized losses (gains) on interest rate swaps, collars and caps, net	1,377	(3,981)	861	(6,268)
Income tax expense (benefit)	790	2,240	(19,515)	6,781
Net income attributable to the noncontrolling interests	1,091	2,025	2,415	3,507
Depreciation expense and container impairment	42,125	33,833	82,540	66,516
Amortization expense	905	1,088	1,858	2,175
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,784)	(745)	(5,073)	(2,026)

Adjusted EBITDA	$105,718	$106,227	$209,130	$214,767

Net cash provided by operating activities			$161,706	$147,731
Adjustments:
Bad debt expense, net			(2,132)	(2,487)
Amortization of debt issuance costs and accretion of bond discount			(12,150)	(5,985)
Amortization of deferred revenue			—	970
Gains on sale of containers, net			7,337	15,123
Share-based compensation expense			(3,706)	(2,557)
Interest income			(59)	(69)
Interest expense			48,874	42,523
Realized losses on interest rate swaps and caps, net			4,567	4,479
Income tax (benefit) expense			(19,515)	6,781
Changes in operating assets and liabilities			29,281	10,284
Impact of reconciling items on net income attributable to the noncontrolling interests			(5,073)	(2,026)

Adjusted EBITDA			$209,130	$214,767

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2014

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer